Jenkens & Gilchrist
A PROFESSIONAL CORPORATION
	1445 Ross Avenue Suit 3200 Dallas, Texas 75202	Austin, Texas (512) 499-3800 Chicago, Illinois (312) 425-3900 Houston, Texas (713) 951-3300 Los Angeles, California (310) 820-8800 San Antonio, Texas (210) 246-5000 Washington, D.C. (202) 326-1500
(214) 855-4500 Facsimile (214) 855-4300
Allison Navitskas (214) 855-4035 anavitskas@jenkens.com	www.jenkens.com

October 30, 2006

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Ms. Elaine Wolff

Re:	FelCor Lodging Trust Incorporated

Form S-3 filed October 20, 2006

File No. 333-138102

Ladies and Gentlemen:

On behalf of FelCor Lodging Trust Incorporated, a Maryland corporation (“FelCor”), we hereby furnish the U.S. Securities and Exchange Commission (the “SEC”) with our response to your oral comments received October 24, 2006 to the Registration Statement on Form S-3 of FelCor filed October 20, 2006 (the “Form S-3”). For your convenience, we have repeated each comment prior to the response.

1.

Please provide additional information regarding whether the shares to be offered in the Form S-3 were included in the Registration Statement on Form S-3 (File No. 333-004947) which was declared effective by the SEC on June 28, 1996 (the “Original Registration Statement”).

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

U.S. Securities & Exchange Commission

October 30, 2006

The Form S-3 is registering for resale shares of FelCor common stock (the “Shares”) which have been issued or are issuable upon the redemption of units of limited partner interest (the “Units”) in FelCor Lodging Limited Partnership, a Delaware limited partnership (“FLLP”). The Units that are or were owned by RGC, Inc. and the Ann Mathewson Retained Annuity Trust were issued in the same transaction as Units underlying Shares that were registered under the Original Registration Statement.

The Form S-3 is also registering for resale Shares issuable upon the redemption of Units owned by RGC Leasing, Inc. and John B. Urbahns. These Units were issued to these selling shareholders pursuant to unrelated contribution agreements. Please refer to the response to Comment #4 for additional information.

2.	Were each of the selling shareholders included in the Form S-3 also included in the Original Registration Statement?

The Original Registration Statement registered for resale 586,678 Shares issuable upon the redemption of Units held by RGC, Inc. and affiliates. At that time, RGC, Inc. and affiliates owned Units representing an additional 743,896 Shares that were disclosed in the Original Registration Statement, but not registered. Of those unregistered Units, an affiliate of RGC, Inc. transferred Units representing 81,105 Units to the Ann Mathewson Retained Annuity Trust, which is also an affiliate of RGC, Inc. although not named in the Original Registration Statement. The Units transferred to the Ann Mathewson Retained Annuity Trust were later redeemed for 81,105 Shares, which are now held by the Ann Mathewson Retained Annuity Trust.

Although RGC Leasing, Inc. is also an affiliate of RGC, Inc., neither it nor John B. Urbahns were included as selling shareholders in the Original Registration Statement.

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

U.S. Securities & Exchange Commission

October 30, 2006

3.	What is the purpose of filing the Form S-3? Is Rule 144(k) not available for these selling shareholders?

The purpose of filing the Form S-3 was to register the Shares issued or issuable upon the redemption of Units for resale. Neither Rule 144(k) nor any other provision of Rule 144 is available for any of FelCor’s selling shareholders because the Shares are issuable by FelCor upon redemption of Units in FLLP. FelCor is organized as an UPREIT. It is the general partner and majority owner of FLLP, an operating limited partnership. As you know, in a typical UPREIT transaction, real estate investors may contribute their interests in real estate assets to the limited partnership in exchange for operating partnership units on a tax-deferred basis. The units are typically redeemable for shares of common stock in the publicly-traded corporate general partner, thus providing them with liquidity. This is the case for FelCor’s selling shareholders.

We understand that the SEC has taken the position that securities in an operating partnership are distinct in identity from the securities of its corporate general partner. The Shares are considered newly-acquired securities of a different entity, so a new holding period would begin at the time of the “new” issuance. As a result, Rule 144(k) is not available to remove the restriction from the Shares issued upon the redemption of Units because the holding period for the Units cannot be tacked to the holding period for the Shares. Finally, the redemption of Units is a taxable event for holders who deferred their tax liability in connection with their prior contribution generally requiring, as a practical matter, immediate liquidity in the underlying Shares to satisfy the associated tax burden. Therefore, in the absence of the availability of Rule 144, we filed the Form S-3 to register the resale of the Shares in order to provide such liquidity.

4.	Are the new securities registered on the Form S-3 “traceable” to the Original Registration Statement?

Before responding to this comment, we believe that a presentation of our analysis of the availability of Rule 462(b) under the Securities Act of 1933, as amended, will provide the necessary background for our response. Rule 462(b) is available to register the Shares because the Shares satisfied the requirements of Rule 462(b)(1), (2), and (3). The following discussion outlines our analysis on each point.

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

U.S. Securities & Exchange Commission

October 30, 2006

First, Rule 462(b)(1) requires that “the registration statement is for registering additional securities of the same class(es) as were included in an earlier registration statement for the same offering and declared effective by the Commission.” [emphasis added] Because the word “offering” is not a defined term for this rule, we interpreted its meaning to be the offering of securities under the Original Registration Statement, i.e. the secondary offering of securities by the selling shareholders to the public. The Shares are of the same class as were included in the Original Registration Statement for the offering of securities by the original selling shareholders. Moreover, we found no guidance to the contrary in the SEC Telephone Interpretations. We relied on Telephone Interpretation #127 on the availability of Rule 462(b) “in connection with a selling shareholder in order to increase the number of shares or add selling shareholders, provided that no material information is newly disclosed by virtue of such increase or by virtue of the change in identity of selling shareholders.” Because we did not provide any new material information in the Form S-3, we were permitted to both increase the number of shares and add selling shareholders. It is our understanding from conversations with the SEC Staff that the SEC’s internal interpretation of the phrase “for the same offering” refers to the primary offering from the issuer to the selling shareholders, i.e. Rule 462(b) registered shares must have been issued by the issuer in the same transaction as shares that were registered in the Original Registration Statement. Under currently available guidance, we believe that the meaning of “offering” is vague and could refer to either a primary or secondary offering under these circumstances. In the context of a registration statement for the resale of securities, this comment is particularly difficult because it is not unusual for such a registration statement to include shares that were originally issued in multiple transactions.

Second, Rule 462(b)(2) requires that “the new registration statement [be] filed prior to the time confirmations are sent or given.” The Original Registration Statement registered the resale of Shares issued or issuable upon the redemption of Units. The Units were received in a number of different transactions, typically as consideration for real estate under contribution agreements with affiliated parties. Until these original selling shareholders sell their shares to the public, there would be no confirmation. Because of the nature of this continuous shelf registration and in light of Telephone Interpretation #127, this requirement did not appear to be applicable to a resale registration statement.

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

U.S. Securities & Exchange Commission

October 30, 2006

Third, Rule 462(b)(3) requires that “the new registration statement registers additional securities in an amount and at a price that together represent no more than 20% of the maximum aggregate offering price set forth for each class of securities in the ‘Calculation of Registration Fee’ table contained in such earlier registration statement.” The Original Registration Statement registered a maximum aggregate offering price of $132,222,354. At FelCor’s stock price of $20.20, as calculated in accordance with Rule 457(c) on October 18, 2006, 20% of such aggregate offering price was 1,309,132 shares. (See SEC Telephone Interpretation #124) We registered 1,045,415 Shares on our Form S-3, which is under the threshold. Note that the Original Registration Statement only offered shares secondarily. Therefore, our calculation is also in compliance with Telephone Interpretation #128, which proffers guidance for offerings that are both primary and secondary. In this case, the total aggregate dollar amount of the offering is allocated 100% to secondary sellers. Finally, we did not consider the applicability of Telephone Interpretation #126 because this offering is a continuous offering, not a delayed offering. The language of this telephone interpretation, particularly the last sentence which affords similar treatment to continuous offerings only in the context of dividend reinvestment plans, suggests that delayed and continuous offerings are different.

In light of our interpretation of Rule 462(b)(1), we were not aware of a traceability requirement. The question presupposes the SEC’s interpretation of Rule 462(b)(1) discussed above. Applying the SEC’s interpretation, RGC, Inc.’s 743,896 Shares and the Ann Mathewson Retained Annuity Trust’s 81,505 Shares are traceable to the same contribution agreement under which RGC, Inc. received the Units that represented an aggregate of 1,330,574 Shares. Of that aggregate amount, 586,678 Shares issuable upon the redemption of Units were offered for resale under the Original Registration Statement. The remaining 743,896 Shares issuable upon the redemption of Units were not included. Of the Units representing the 743,896 Shares that were not included in the Original Registration Statement, RGC, Inc. currently holds Units representing 556,446 Shares. Units representing 105,945 Shares were redeemed for 105,945 Shares which are now held by RGC, Inc. Units representing 81,505 Shares were transferred to the Ann Mathewson Retained Annuity Trust and subsequently redeemed for 81,505 Shares, which are now held by the Ann Mathewson Retained Annuity Trust.

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

U.S. Securities & Exchange Commission

October 30, 2006

The Units originally issued to RGC Leasing, Inc. and John B. Urbahns were issued in transactions completed after the Original Registration Statement was filed and declared effective by the SEC. Under the SEC’s interpretation, these shares are not “traceable” to the Original Registration Statement.

5.	Indicate how many unsold shares remain on the “shelf” that was registered in the Original Registration Statement at the time of filing the Form S-3.

We cannot know with certainty how many unsold Shares remain on the shelf. Our records indicate that an aggregate of 284,319 Units that were included in the Original Registration Statement had not yet been redeemed for Shares of common stock when the Form S-3 was filed. Because a redemption of Units is a taxable event, we assume that selling shareholders who had redeemed their Units would also have sold the newly-issued Shares following such redemption, and therefore, those Shares are no longer covered by the Original Registration Statement. As a result, our best estimation of the number of Shares that remain on the shelf is 284,319.

If any members of the staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4035.

Best regards,

/s/ Allison Navitskas
Allison Navitskas

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

U.S. Securities & Exchange Commission

October 30, 2006

cc:	Ms. Elaine Wolff

Mr. Charles Kwon

Securities and Exchange Commission

Mr. Jonathan H. Yellen
FelCor Lodging Trust Incorporated

Mr. Robert W. Dockery

Jenkens & Gilchrist, P.C.